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18005460

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
MAR 01 2018
Washington DC
408

SEC FILE NUMBER
8-66153

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Starr Strategic Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 PARK AVENUE, 2ND FLOOR
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL EBERT (201)738-9373
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKER TILLY VIRCHOV KRAUSE, LLP
(Name – *if individual, state last, first, middle name*)

20 Stanwix Street (Suite 800)	Pittsburgh	PA	15222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DM

OATH OR AFFIRMATION

I, RICK NIU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Starr Strategic Partners, LLC, as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

Rongrong Li
Notary Public - State of New York
No. 01LI6264544
Qualified in Queens County
My Commission Expires July 2, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Starr Strategic Partners, LLC

Table of Contents
December 31, 2017

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Starr Strategic Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Starr Strategic Partners, LLC (the "Company") as of December 31, 2017, and the related notes. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly Virchow Krause, LLP

Pittsburgh, Pennsylvania

We have served as the Company's auditor since 2013.

February 27, 2018

Starr Strategic Partners, LLC

Statement of Financial Condition
December 31, 2017

Assets

Assets		
Cash	$	635,717
Other assets		34,615
Total assets	$	670,332

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	211,592
Deferred Revenue		30,000
Total liabilities		241,592
Member's Equity		
Member's equity		428,740
Total liabilites and member's equity	$	670,332

See notes to financial statements

1. Nature of Business

Starr Strategic Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and the Financial Industry Regulatory Authority. The Company is a single-member limited liability company owned entirely by Starr Strategic Holdings, Inc.("Starr Strategic Holdings"), which is wholly owned by Starr Global Financial, Inc. ("Starr Global Financial").

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of rule 15c3-3 of the SEC. Therefore, the Company does not have customer accounts, and thus does not carry margin accounts or receive customer funds or securities, which it would have to transmit promptly in connection with its activities as a broker or dealer. The Company does not otherwise hold funds or securities for or owe money to customers, nor does it have financial transactions between the broker or dealer and customers through which bank accounts have been designated as Special Accounts for the Exclusive Benefit of Customers of the Company.

2. Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The Company does not have any significant estimates at December 31, 2017.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. Company's management performs periodic reviews of the relative credit rating of its banks to lower its risk. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Revenue Recognition

The Company recognizes revenues on the accrual basis as earned. Service income revenue includes fees earned from providing merger-and-acquisition and financial restructuring advisory services and such fees are recognized as income when the Company renders the related services. Amounts billed or collected which will be earned in future months are shown as deferred revenues. The Company has deferred revenues of $30,000.00 whose future earning period exceeds one year as of December 31, 2017.

New Accounting Practices

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, "Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, "Identifying Performance Obligations and Licensing", which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606". Topic 606 (as amended) is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The company is currently assessing the effect that Topic 606 (as amended) will have on its results of operations, financial position and cash flows.

Receivables from Customers

Receivables from customers are stated at their outstanding balances. The Company considers these receivables to be fully collectible. If collection becomes doubtful, an allowance for doubtful accounts will be established, or the accounts will be charged to expense when that determination is made by management. Unpaid balances remaining after the stated payment terms are considered past due. Recoveries of previously charged off accounts are recorded when received. The allowance for doubtful accounts receivable was $ -0- at December 31, 2017.

Income Taxes

As a single-member limited liability company, the Company is treated as a "disregarded entity" for federal, state and local income tax purposes. As a result, the Company's results of operations are included in the federal, state and local tax filings of Starr Global Financial and as such no tax provision is provided for in these financial statements.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors for the year ended December 31, 2017; consequently, the financial statements have not included the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2017 for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through the date the financial statements were issued, noting none.

3. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2017, the Company had net capital of $394,125, which was $378,019 in excess of its required net capital of $16,106. The Company's aggregate indebtedness to net capital ratio was .61 to 1 at December 31, 2017.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3, which relates to the maintenance of special accounts for the exclusive benefits of customers.

4. Related Party Transactions

Pursuant to an administrative cost sharing agreement, renewable on a year-to-year basis, the Company shares the cost of overhead expenses with Starr Strategic Holdings, based on management estimates of time allocation. The shared overhead expenses pertain to rent, employee compensation and benefits, professional fees, utilities, travel and other miscellaneous expenses. As of December 31, 2017, the Company owed Starr Strategic Holdings $190,650 towards shared costs. This amount is included on the accompanying statement of financial condition under accounts payable and accrued expenses. The Company incurred shared costs of $591,205 for the year ended December 31, 2017 from Starr Strategic Holdings representing 25% of their total shared expenses.